

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Warren Rehn
Chief Executive Officer
Golden Minerals Company
350 Indiana Street, Suite 650
Golden, CO 80401

> **Re: Golden Minerals Company**
> **Registration Statement on Form S-1**
> **Filed September 7, 2023**
> **File No. 333-274403**

Dear Warren Rehn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please provide all information not eligible to be omitted pursuant to Rule 430A of the Securities Act, including the number of common shares, warrants, and pre-funded warrants you are offering. Refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02.

2. Please confirm that you will identify the name of the placement agent in a subsequent amendment prior to requesting effectiveness of this registration statement.

<u>Exhibits</u>

3.   Please revise your exhibit index to include the placement agent agreement and purchase agreement referenced on page 24 and file all outstanding exhibits. In addition, please update Ex.107, as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Brian Boonstra